Boustead Securities, LLC

6 Venture, Suite 265

Irvine, CA 92618 USA

February 6, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Asia Times Holdings Limited
Registration Statement on Form F-1 (File No. 333-228750)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Asia Times Holdings Limited that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. (EDT), February 8, 2019 or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer